United States securities and exchange commission logo





                              September 1, 2023

       Ryan D. Faber
       Chief Executive Officer
       Bloom HoldCo LLC
       1000 Brickell Avenue, Suite 715
       Miami, FL 33131

                                                        Re: Bloom HoldCo LLC
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed August 16,
2023
                                                            File No. 000-56556

       Dear Ryan D. Faber:

              We have reviewed your amended filing and your August 15, 2023 response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2023 letter.

       Amendment No. 3 to Registration Statement on Form 10-12G

       General

   1. We note your response to comment 10 and your risk factor on page 29 that you may amend the uses of BLT
tokens, and BLT token holders    rights, at any time. Please revise
                                                        the forefront of the
document to disclose that you may amend the uses of BLT tokens, and the rights of BLT token
holders, at any time without the consent of BLT token holders.
                                                        Please disclose in the
forefront the related risks, as well as how you will inform holders of any such changes.
Please also confirm that the company understands that any such changes could have
implications under the federal securities laws and that the company intends to conduct any
such changes consistent with the requirements of the federal securities laws.
 Ryan D. Faber
FirstName LastNameRyan   D. Faber
Bloom HoldCo   LLC
Comapany 1,
September NameBloom
             2023      HoldCo LLC
September
Page 2    1, 2023 Page 2
FirstName LastName
Item 1. Business
Token Sale, page 4

2. We note your response to comment 5 and your disclosure under this heading that "[a]ny amounts to be refunded, rather than converted, will be paid in cash." Please explain what you mean by "rather than converted" or revise to remove this phrase.
Item 1A. Risk Factors
Our liquidity may be adversely affected by extremely volatile functions in the market price of
ETH we hold..., page 15

3. We note your response to comment 9 that your applications with exchanges have been denied. Please provide us with factual support for your assertion that due to the
         regulation of the digital assets industry,    you are not able to sell
ETH, or otherwise
         convert ETH to U.S. Dollars, through public exchanges such as Coinbase, Gemini,
         Binance, or Kraken.
We could be subject to additional civil or criminal penalties and sanctions if we violate the terms of our settlement..., page 15

4. Please revise the penultimate sentence of this risk factor to include an active hyperlink that provides direct access to the SEC Order.
The BLT Terms and Conditions include terms that provide for claims against the Company to be resolved through binding arbitration..., page 30

5. We note your response to comment 11, including your revised risk factor disclosure on page 30 that the "binding arbitration provision does not apply to...claims brought pursuant to the Securities Act or the Exchange Act, or any other claim relating to the U.S. federal securities laws." Please further revise this risk factor to clarify that the class action waiver and jury waiver provisions also do not apply to claims brought under the Securities Act and the Exchange Act, consistent with your revised disclosure on page
55. Please also file
         an updated Exhibit 4.1, Terms and Conditions Relating to Token Sale. Consolidated Financial Statements
Consolidated Balance Sheets, page F-5

6. We note your response to prior comment 13. We continue to evaluate your response.
Note 2. Token Sale Liability, page F-13

7. Please tell us where you included the following previously requested information in the disclosures you added in response to comment 14:
             Timeline for claims to be settled.
             Any continuing rights of holders and/or claimants of BLT after the claim deadline.
 Ryan D. Faber
FirstName LastNameRyan   D. Faber
Bloom HoldCo   LLC
Comapany 1,
September NameBloom
             2023      HoldCo LLC
September
Page 3    1, 2023 Page 3
FirstName LastName
8. Your response to comment 1 did not include the requested disclosure revisions to your financial statements. Please clarify your disclosure in the notes to the consolidated financial statements that, if true, while you cannot predict the ultimate settlement and or number of valid claims that will be made, excluding interest due, the token sale liability is not expected to exceed approximately $32.3 million so long as you are in compliance with the SEC Order.
Note 7. Income Taxes, page F-18

9. Although your response to comment 16 referred to disclosure revisions on page 34 in
         MD&A, we could not find the responsive disclosure and our comment requested enhanced disclosure in the financial statements, as well as a response providing us with supplemental information. As such, we re-issue our comment as follows:
             Given your accumulated deficit, history of operating losses, history of no recurring revenues, and limited assets, please tell us and more fully disclose and discuss how you determined it is more likely than not that you will realize net deferred tax assets as of September 30, 2022 and June 30, 2023.
             Provide us and disclose a detailed description of the positive and negative factors you considered in assessing the realizability of deferred tax assets.
             Tell us and disclose and discuss your reliance on each source of taxable income identified in ASC 740-10-30-18 and specifically address the following:
                o If you are relying on the recognition of future pre-tax income, tell us and disclose the amount of pre-tax income you will need to generate to fully realize deferred tax assets and the taxing jurisdiction and time period in which such pre-tax income will be required to be generated. Provide and disclose and discuss the significant assumptions underlying any future earnings projections;
                   and
                o If you are relying on tax planning strategies, tell us and disclose the nature of the tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount each strategy covers, and any uncertainties, risks, or assumptions related to the tax planning strategies.

         Refer to ASC 740-10-30-16 through 25.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ryan D. Faber
Bloom HoldCo LLC
September 1, 2023
Page 4

       You may contact Kate Tillan at (202) 551-3604 or Michelle Miller at
(202) 551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter Berkheimer at (202) 551-3758 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameRyan D. Faber                           Sincerely,
Comapany NameBloom HoldCo LLC
                                                          Division of
Corporation Finance
September 1, 2023 Page 4                                  Office of Crypto
Assets
FirstName LastName